

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Steve N. Slilaty
Chief Executive Officer
Sunshine Biopharma, Inc
6500 Trans-Canada Highway
4th Floor
Pointe-Claire, Quebec, Canada H9R 0A5

> **Re: Sunshine Biopharma, Inc**
> **Registration Statement on Form S-1**
> **Filed September 9, 2021**
> **File No. 333-259394**

Dear Dr. Slilaty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Cahlon